UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Jack W. Schuler

c/o Crabtree Partners LLC

100 N Field Drive STE 360

Lake Forest, Illinois 60045

(224) 880-1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307101

1.	Name of Reporting Person: Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,360,880*
	8.	Shared Voting Power 69,713,696**
	9.	Sole Dispositive Power 5,360,880*
	10.	Shared Dispositive Power 69,713,696**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,074,576
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.14%***
14.	Type of Reporting Person (See Instructions) IN

*	This total consists of: (i) 5,319,769 shares of common stock of the Company (“Common Stock”) owned by Mr. Schuler; plus (ii) 41,111 shares of Common Stock (the “Schuler Option Shares”) issuable upon the exercise of vested stock options granted to Mr. Schuler.
**	This total consists of: (i) 44,334,078 shares of Common Stock owned by the Schuler Family Foundation (the “Foundation”); plus (ii) 2,302,618 shares of Common Stock issuable upon the exercise of Class D Warrants held by the Foundation and 23,077,000 shares of Common Stock issuable upon the exercise of Class E Warrants held by the Foundation (collectively, the “Warrant Shares”).
***	Calculated based on a total of 213,664,736 shares of Common Stock outstanding, which is comprised of (i) 133,149,092 shares of Common Stock outstanding as of April 30, 2015, as reported by the Company on its Form 10-Q filed May 11, 2015, (ii) 55,094,915 shares of Common Stock issued by the Company upon automatic conversion of the Series A Convertible Participating Preferred Stock on May 12, 2015 and (iii) 25,420,729 shares of Common Stock issuable pursuant to the Schuler Option Shares and Warrant Shares as described above.

CUSIP No. 411307101

1.	Name of Reporting Person: Renate Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,000
	8.	Shared Voting Power 69,713,696*
	9.	Sole Dispositive Power 16,000
	10.	Shared Dispositive Power 69,713,696*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,729,696
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.64%**
14.	Type of Reporting Person (See Instructions) IN

*	This total consists of: (i) 44,334,078 shares of Common Stock owned by the Foundation; plus (ii) 25,379,618 shares of Common Stock issuable upon the exercise of the Warrant Shares.
**	Calculated based on a total of 213,623,625 shares of Common Stock outstanding, which is comprised of (i) 133,149,092 shares of Common Stock outstanding as of April 30, 2015, as reported by the Company on its Form 10-Q filed May 11, 2015, (ii) 55,094,915 shares of Common Stock issued by the Company upon automatic conversion of the Series A Convertible Participating Preferred Stock on May 12, 2015 and (iii) 25,379,618 shares of Common Stock issuable pursuant to the Warrant Shares as described above.

CUSIP No. 411307101

1.	Name of Reporting Person: Schuler Family Foundation EIN 36-4154510
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,713,696*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 69,713,696*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,713,696
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.63%**
14.	Type of Reporting Person (See Instructions) CO

*	This total consists of: (i) 44,334,078 shares of Common Stock owned by the Foundation; plus (ii) 25,379,618 shares of Common Stock issuable upon the exercise of the Warrant Shares.
**	Calculated based on a total of 213,623,625 shares of Common Stock outstanding, which is comprised of (i) 133,149,092 shares of Common Stock outstanding as of April 30, 2015, as reported by the Company on its Form 10-Q filed May 11, 2015, (ii) 55,094,915 shares of Common Stock issued by the Company upon automatic conversion of the Series A Convertible Participating Preferred Stock on May 12, 2015 and (iii) 25,379,618 of Common Stock issuable pursuant to the Warrant Shares as described above.

Introduction

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2013 (the “Original Statement”), as previously amended by Amendment No. 1, filed on March 26, 2015 (“Amendment No. 1”) (the Original Statement, as amended, the “Schedule 13D”). This Amendment No. 2 is being filed on behalf of Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2. Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, as amended and supplemented by Amendment No. 1, is hereby further amended and supplemented by adding the following at the end thereof:

On May 12, 2015, the 23,077 shares of Series A Preferred Stock held by the Foundation automatically converted into 23,612,250 shares of Common Stock at a floating conversion rate that was fixed following the Requisite Stockholder Approval received at the 2015 Annual Meeting of Stockholders of the Company held on May 12, 2015. Each share of Series A Preferred Stock automatically converted into the number of shares of Common Stock equal to the number obtained by dividing (i) the sum of $650 and the amount of any accrued but unpaid dividends thereon by (ii) 0.65.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D, as amended and supplemented by Amendment No. 1, is hereby further amended and supplemented by adding the following at the end thereof:

On March 12, 2015, the Company obtained the Requisite Stockholder Approval. Accordingly, as discussed in Item 3 of this Amendment No. 2, the shares of Series A Preferred Stock held by the Foundation automatically converted into shares of Common Stock. In addition, the Series D Warrants and Series E Warrants held by the Foundation became fully exercisable at an exercise price equal to $0.975 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Foundation is a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

Mr. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by Mrs. Schuler or the Foundation.

Mrs. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by Mr. Schuler or the Foundation.

The reporting persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Amendment No. 2 is not, and should not be construed as, an admission that the reporting persons constitute a person or a group.

(a)

Jack W. Schuler

Mr. Schuler may be deemed the beneficial owner of 75,074,576 shares of Common Stock, consisting of: (i) 5,319,769 shares of Common Stock that he owns; plus (ii) 41,111 shares of Common Stock (the “Schuler Option Shares”) issuable upon the exercise of vested stock options granted; plus (iii) 44,334,078 shares of Common Stock owned by the Foundation; plus (iv) 25,379,618 shares of Common Stock issuable upon the exercise of the Warrant Shares.

These shares represent 35.14% of the Company’s outstanding shares of Common Stock, determined on the basis of 158,569,821 shares of Common Stock outstanding, derived as follows: (i) 133,149,092 shares of Common Stock outstanding as of April 30, 2015, as reported by the Company on its Form 10-Q filed May 11, 2015; plus (ii) the 41,111 Schuler Option Shares; plus (iii) 55,094,915 shares of Common Stock issued by the Company upon automatic conversion of the Series A Convertible Participating Preferred Stock on May 12, 2015; plus (iv) the 25,379,618 Warrant Shares.

As noted above, Mr. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by the Foundation.

Renate Schuler

Mrs. Schuler may be deemed the beneficial owner of 69,729,696 shares of Common Stock, consisting of: (i) 16,000 shares of Common Stock that she owns; plus (ii) 44,334,078 shares of Common Stock owned by the Foundation; plus (iii) 25,379,618 shares of Common Stock issuable upon the exercise of the Warrant Shares.

These shares represent 32.64% of the Company’s outstanding shares of Common Stock based on a total of 158,528,710 shares of Common Stock outstanding, which is comprised of (i) 133,149,092 shares of Common Stock outstanding as of April 30, 2015, as reported by the Company on its Form 10-Q filed May 11, 2015, (ii) 55,094,915 shares of Common Stock issued by the Company upon automatic conversion of the Series A Convertible Participating Preferred Stock on May 12, 2015 and (iii) the 25,379,618 Warrant Shares.

As noted above, Mrs. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by the Foundation.

Schuler Family Foundation

The Foundation is the beneficial owner of 69,713,696 shares of Common Stock, consisting of: (i) 44,334,078 shares of Common Stock that the Foundation owns; plus (ii) 25,379,618 shares of Common Stock issuable upon the exercise of the Warrant Shares.

These shares represent 32.63% of the Company’s outstanding shares of Common Stock based on a total of 133,107,916 shares of Common Stock outstanding, which is comprised of (i) 133,149,092 shares of Common Stock outstanding as of April 30, 2015, as reported by the Company on its Form 10-Q filed May 11, 2015, (ii) 55,094,915 shares of Common Stock issued by the Company upon automatic conversion of the Series A Convertible Participating Preferred Stock on May 12, 2015 and (iii) the 25,379,618 Warrant Shares.

(b)

Jack W. Schuler

Shares with sole power to vote or to direct the vote	5,360,880
Shares with shared power to vote or direct the vote	69,713,696	*
Shares with sole power to dispose or direct the disposition	5,360,880
Shares with sole power to dispose or direct the disposition	69,713,696	*

*	Mr. Schuler shares the voting and dispositive power in respect of the shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Eva Schuler.

Renate Schuler

Shares with sole power to vote or to direct the vote	16,000
Shares with shared power to vote or direct the vote	69,713,696	*
Shares with sole power to dispose or direct the disposition	16,000
Shares with sole power to dispose or direct the disposition	69,713,696	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Eva Schuler.

Schuler Family Foundation

Shares with sole power to vote or to direct the vote	69,713,696
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	69,713,696
Shares with sole power to dispose or direct the disposition	0

(c)

The information in Item 4 regarding the Foundation’s purchase of the shares of Preferred Stock and Series E Warrants is incorporated into this Item 5 by reference.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that the reporting persons may be deemed to beneficially own.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement, as amended and supplemented by Amendment No. 1.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2015

/s/ Jack W. Schuler
Jack W. Schuler

/s/ Renate Schuler
Renate Schuler

Schuler Family Foundation

By:	/s/ Jack Schuler
Jack Schuler, Director